July 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention: Stacie Gorman, Esq.

Re:	Silver Eagle Acquisition Corp.
30,000,000 Units
Registration Statement on Form S-1 – File No. 333-189498

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we hereby join with Silver Eagle Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 25, 2013 at 12:00 p.m., Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 11, 2013 and July 23, 2013
(ii)	Approximate dates of distribution: July 11, 2013 through the date hereof
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 1
(iv)	Number of prospectuses so distributed: 1
(v)	Number of prospectuses distributed to institutional investors, retail investors and others: 240

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As Representative of the several Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

By:	/s/ John Reed
Name: John Reed
Title: Director